

December 16, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AP ACQUISITION CORP, under the Exchange Act of 1934:

o   Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant

o   Class A ordinary shares included as part of the units

o   Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Sincerely,

Ben Sawyer